Exhibit 21.1

SUBSIDIARIES OF MARATHON PATENT GROUP, INC.

The following is a list of subsidiaries of Marathon Patent Group, Inc. as of December 31, 2013, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiary	Jurisdiction of Organization

Bismarck IP Inc.	Delaware
CRFD Research, Inc.	Delaware
Cyberfone Systems, LLC	Texas
E2E Processing, Inc.	Delaware
Hybrid Sequence IP, Inc.	Delaware
Loopback Technologies, Inc.	Delaware
Loopback Technologies II, Inc.	California
Relay IP, Inc.	Delaware
Sampo IP, LLC	Virginia
Signal IP, Inc.	California
Vantage Point Technology, Inc.	Delaware